

August 10, 2011

Via E-mail
Ross Tannenbaum, Chief Executive Officer
Dreams, Inc.
2 South University Drive, Suite 325
Plantation, FL 33324

> **Re: Dreams, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 30, 2011**
> **File No. 001-33405**

Dear Mr. Tannenbaum:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

1. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note your statement that your internet division grew 41% in 2010. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

   • Economic or industry-wide factors relevant to your company, and

- Material opportunities, challenges, and
- Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Background and Qualifications of Directors, page 25

2. Please revise to discuss the specific experience, qualification, attributes or skills of directors on a director-by-director basis. Refer to Item 401(e) of Regulation S-K.

2010 Compensation Tables, page 27

3. We note that you have provided the value of the Option Awards for your executives. Please confirm, if true, that these equity awards are not subject to performance conditions, and revise your disclosure to indicate, if true, that you are presenting the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718. Refer to Item 402(n)(2)(vi) of Regulation S-K and the Instructions thereto.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 29

4. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Frost Gamma Investment Trust and William Blair & Company, LLC. By analogy refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3720 with any questions.

                 Sincerely,

                 /s/ Lilyanna L. Peyser for

                 Mara Ransom
                 Legal Branch Chief